UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d‑1 and 13d‑2
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Radiant Logistics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75025 X 100
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75025 X 100

1.     Name of Reporting Person:

           Douglas Tabor

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States of America

                         5.     Sole Voting Power:  2,923,408
Number of
Shares
Beneficially      6.     Shared Voting Power:  30,000
Owned By
Each
Reporting         7.     Sole Dispositive Power:  2,923,408
Person
With
                         8.     Shared Dispositive Power:  30,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,953,408

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  6.0%

12.     Type of Reporting Person: IN

CUSIP No. 75025 X 100

1.     Name of Reporting Person:

           Texas Time Express, Inc.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  30,000
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  30,000

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          30,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  0.1%

12.     Type of Reporting Person: CO

Pursuant to Rule 13d‑2(a) of Regulation 13D‑G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13G Statement dated January 26, 2010, as amended by Amendment No. 1 dated February 13, 2012, as amended by Amendment No. 2 dated February 27, 2013, as amended by Amendment No. 3 dated February 10, 2014, as amended by Amendment No. 4 dated February 12, 2016 and Amendment No. 5 dated February 13, 2017 relating to the Common Stock of Radiant Logistics, Inc. (the "Issuer").

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

I.  Douglas Tabor
(a)  Amount Beneficially Owned:
2,953,408 shares
(b)  Percent of Class:
6.0%
(c)  Number of Shares as to Which Such Person Has:
(i)    Sole Power to Vote or to Direct the Vote: 2,923,408 Shares
(ii)   Shared Power to Vote or to Direct the Vote: 30,000 Shares
(iii)  Sole Power to Dispose or to Direct the Disposition: 2,923,408 Shares
(iv)  Shared Power to Dispose or to Direct the Disposition: 30,000 Shares
II.  Texas Time Express, Inc.
(a)  Amount Beneficially Owned:
30,000 shares
(b)  Percent of Class:
0.1%
(c)  Number of Shares as to Which Such Person Has:
(i)    Sole Power to Vote or to Direct the Vote: 0 Shares
(ii)   Shared Power to Vote or to Direct the Vote: 30,000 Shares
(iii)  Sole Power to Dispose or to Direct the Disposition: 0 Shares
(iv)  Shared Power to Dispose or to Direct the Disposition: 30,000 Shares

Item 10 is hereby restated in its entirety as follows:

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

Exhibits

Exhibit 99.1    Joint Filing Agreement, dated February 10, 2012, by and among Douglas Tabor and Texas Time Express, Inc. (the "Reporting Persons"), filed as Exhibit 99.1 to Amendment No. 1 to Statement on Schedule 13G of the Reporting Persons filed on February 10, 2012, is incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:   February 13, 2018

/s/ Douglas Tabor
DOUGLAS TABOR

TEXAS TIME EXPRESS, INC.

By:  /s/ Douglas Tabor
        Douglas Tabor, President